Exhibit 21.1

Subsidiaries of Acutus Medical, Inc.

The following is a list of subsidiaries of the Company as of December 31, 2022, omitting subsidiaries which, considered in the aggregate, would not constitute a significant subsidiary as defined by Rule 1-02(w) of Regulation S-X.

Name of Subsidiary Jurisdiction of Incorporation	Jurisdiction of Incorporation or Organization
Acutus Medical, N.V. Belgium	Belgium
Acutus Medical UK Limited UK	UK